September 29, 2008

VIA EDGAR

Mr. Stephen G. Krikorian
Accounting Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

cc:   Tamara Tangen, Senior Staff Accountant
Jay Ingram, Senior Staff Attorney

Re:          PDI, Inc.
Form 10-K for the year ended December 31, 2007
Filed March 13, 2008

Form 10-Q for the Quarterly Periods Ended
March 31 and June 30, 2008
Filed May 9, 2008 and August 7, 2008

Definitive Proxy Statement on Schedule 14A
Filed April 28, 2008

Form 8-K
Filed June 26, 2008
File No. 333-46321

Dear Mr. Krikorian:

On behalf of PDI, Inc. (the “Company” or “PDI”), I am writing in response to the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated September 15, 2008 (the “Comment Letter”) with respect to the Company’s annual report on Form 10-K for the year ended December 31, 2007 (“Form 10-K”), the Company’s quarterly reports on Form 10-Q for the periods ended March 31, and June 30, 2008, the Company’s Definitive Proxy Statement on Schedule 14A and the Company’s current report on Form 8-K dated June 26, 2008.

For your convenience, the Staff’s comments are set forth below in bold, numbered to correspond to the comment numbers used in the Comment Letter and followed by our responses thereto.

Form 10-K

Item 1.  Business, page 5

1.
We have received your response to comment 1 of our letter dated July 3, 2008.  We understand that, in future filings, you will provide the name of any customer who accounted for ten percent or more of your consolidated revenues.  Please confirm that you will also provide a materially complete description of the contractual arrangements with these customers and that you will describe, to the extent necessary, any features of these agreements that deviate from your standard sales force agreements.  This includes preferential pricing terms or incentives that may be derived by the counterparty.  We encourage you to continue to evaluate your relationships with major customers and the impact these relationships have for purposes of implementing Item 601(b)(10)(ii)(B).

Response:

The Company confirms that in future filings it will provide a materially complete description of the contractual arrangements with any customer who accounted for ten percent or more of the Company’s consolidated revenues as of its fiscal year-end to the extent that any such arrangement materially deviates from the general description of the terms of the Company’s standard contract sales force agreements set forth in its Annual Report on Form 10-K.

Notes to Consolidated Financial Statements
Note 2 Investment in Marketable Securities, page F-14

2.
We note from your response to prior comment 9 that you classify certain of your held-to-maturity investments as either current or long-term assets based on when you expect these funds to be released rather than the maturity of the underlying investments.  Please explain why you believe it is appropriate to consider the release date instead of the maturity date in classifying these held-to-maturity investments.  That is, since you intend to hold until maturity, explain why you believe that a classification based on a release date is appropriate.  Refer to the specific authoritative accounting literature that supports your position.

Response:

The Company has used the letter of credit restriction date rather than the maturity date of the underlying assets on a consistent basis.  At December 31, 2007, a portion of the restricted assets were invested in noncurrent assets, but the restrictions on those assets were current.  The Company classified these assets as current due to the restrictions associated with the letters of credit, rather than the actual maturity date of the assets supporting the letters of credit. Conversely, at December 31, 2006 a portion of the restricted assets were invested in current assets while the restrictions on those assets were greater than one year.  The Company classified these assets as noncurrent due to the restrictions associated with the letters of credit, rather than the actual maturity date of the assets supporting the letters of credit.

The Company relied on the guidance in Regulation S-X Rule 5-02.1 which would suggest that classification outside current assets would be necessary if the restricted amounts do not meet the definition of a current asset under GAAP. Since the restricted assets relate to a borrowing arrangement, classification of those restricted assets would be determined by the classification of the restrictions on the asset.  The Company believes the methodology to look to the maturity of the restrictions for current or noncurrent classification is appropriate, but it should not have been used to classify assets with maturities greater than one year as current assets if the restrictions on those assets are less than one year.  The portion of these assets that were classified as current according to the letter of credit restriction date instead of noncurrent according to maturity date was less than 1% of current assets in 2007.

In future filings, the Company will only classify the underlying assets as current if both the underlying asset and the restrictions on those assets are less than one year.

3.
We have read, and are considering your response to, prior comment 9.  Explain why you believe that disclosing only the weighted average maturities for the short and long term investments provides sufficient disclosure regarding their contractual maturities.  Indicate whether the maturity dates “cluster” near the weighted average number.  Please provide us with the contractual maturities for all held-to-maturity securities, by type, in the maturity groupings set forth in paragraph 20 of SFAS 115.

Response:

A summary of the contractual maturities for all held-to-maturity securities at December 31, 2007 and 2006, by type, in the maturity groupings set forth in paragraph 20 of SFAS 115 is provided on Attachment A to this letter.

We believe that the weighted average maturity for short-term investments provides more information about the Company’s liquidity and risk tolerance than providing the contractual maturities by investment type in the maturity groupings set forth in paragraph 20 of SFAS 115.   By classify these assets as short-term investments, we indicate that they will mature within one year.  By providing the weighted average maturity of 3.5 months at December 31, 2007, the reader understands that these are very liquid investments of which the majority will be available cash within a relatively short period of time.  At December 31, 2007 and 2006, the contractual maturities for our short-term investments are staggered over a period of 29 to 163 days and 8 to 232 days, respectively.

We believe that the primary attribute of our investments supporting the Company’s letters of credit are the restrictions placed on them not the contractual maturities.  In these cases the contractual maturities are not an indictor of when these investments will become available cash.  At December 31, 2007 and 2006, the contractual maturities for our investments supporting the Company’s letters of credit are staggered over a period of 1 to 33.5 months and 1 to 21.5 months, respectively.

In future filings the Company will provide a range of contractual maturities for noncurrent investments held-to-maturity.

The Company acknowledges its responsibility for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosures in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  The Company also understands that the Division of Enforcement has access to all information we provide to the Staff in connection with your review of our filings or in response to your comments on our filings.

Please contact me (phone: (201) 258-8451; facsimile: (201) 258-8400; email: jesmith@pdi-inc.com) if you have any further comments or require additional information.

Yours truly,
/s/ Jeffrey E. Smith
Chief Executive Officer

ATTACHMENT A

3.	Please provide us with the contractual maturities for all held-to-maturity securities, by type, in the maturity groupings set forth in paragraph 20 of SFAS 115.

		Maturing
			after 1 year
	December 31,	within	through
	2007	1 year	5 years

Short-term investments:
Corporate debt securities	$7,340	$7,340	$-
Investments supporting letters of credit:
Cash/money accounts	2,390	2,390	-
US Treasury securities	1,498	500	998
Government agency securities	3,400	1,400	2,000
	7,288	4,290	2,998
Total	$14,628	$11,630	$2,998

		Maturing
			after 1 year
	December 31,	within	through
	2006	1 year	5 years

Short-term investments:
Corporate debt securities	$2,879	$2,879	$-
Municipal securities	32,843	32,843	-
Government agency securities	494	494	-
	36,216	36,216	-
Investments supporting letters of credit:
Cash/money accounts	332	332	-
US Treasury securities	1,499	500	999
Government agency securities	7,900	7,400	500
	9,731	8,232	1,499
Total	$45,947	$44,448	$1,499